5/8

07023399

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Advent Wireless Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 1 5 2007
THOMSON FINANCIAL

FILE NO. 82- 03675

FISCAL YEAR 12-31-06

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 5/10/07

082-03675

ARLS
12-31-06

Advent Wireless Inc.

Consolidated Financial Statements
December 31, 2006 and 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditors' Report

To the Shareholders of
Advent Wireless Inc.

We have audited the consolidated balance sheets of **Advent Wireless Inc.** as at December 31, 2006 and 2005 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

April 20, 2007

Advent Wireless Inc.
Consolidated Balance Sheets
As at December 31, 2006 and 2005

	2006 $	2005 $
Assets		
Current assets		
Cash and cash equivalents	3,558,204	2,164,124
Accounts receivable	2,106,340	2,271,114
Inventories	311,072	754,870
Deposits and prepaid expenses	154,619	136,781
	6,130,235	5,326,889
Property and equipment (note 3)	1,772,150	1,874,133
Intangible assets (note 4)	32,776	151,019
Future income tax asset (note 7(b))	157,900	130,600
	8,093,061	7,482,641
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	3,208,339	3,334,988
Income taxes payable	-	202,971
Deferred revenue	26,510	31,572
	3,234,849	3,569,531
Customer deposits	9,121	8,599
	3,243,970	3,578,130
Shareholders' Equity		
Capital stock (note 5)	3,791,160	3,791,160
Contributed surplus (note 5)	891,687	891,687
Retained earnings (deficit)	166,244	(778,336)
	4,849,091	3,904,511
	8,093,061	7,482,641

Commitments (note 8)

Approved by the Board of Directors

(signed) Edgar Pang Director (signed) Gen Wong Director

Advent Wireless Inc.

Consolidated Statements of Retained Earnings

For the years ended December 31, 2006 and 2005

	2006 $	2005 $
Deficit - Beginning of year	(778,336)	(1,432,103)
Net earnings for the year	944,580	653,767
Retained earnings (deficit) - End of year	166,244	(778,336)

Advent Wireless Inc.

Consolidated Statements of Earnings

For the years ended December 31, 2006 and 2005

	2006 $	2005 $
Revenue	16,614,465	16,539,523
Cost of sales	10,362,392	10,339,785
	6,252,073	6,199,738
Expenses		
General and administration	3,884,019	3,700,702
Sales and marketing	507,600	592,417
Amortization of property and equipment	171,864	162,738
Amortization of intangible assets	118,243	134,909
Bank charges and interest	68,767	56,655
Stock-based compensation	-	322,550
	4,750,493	4,969,971
Earnings before income taxes	1,501,580	1,229,767
Provision for income taxes (note 7(a))	(557,000)	(576,000)
Net earnings for the year	944,580	653,767
Earnings per share (note 6)		
Basic	0.085	0.059
Diluted	0.078	0.054

Advent Wireless Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2006 and 2005

	2006 $	2005 $
Cash flows from operating activities		
Net earnings for the year	944,580	653,767
Items not affecting cash		
Amortization of property and equipment	171,864	162,738
Amortization of intangible assets	118,243	134,909
Stock-based compensation	-	322,550
Future income taxes	(27,300)	(32,600)
	1,207,387	1,241,364
Changes in non-cash working capital		
Accounts receivable	172,096	(361,508)
Inventories	443,798	(192,176)
Deposits and prepaid expenses	(17,838)	(102,073)
Accounts payable and accrued liabilities	(126,647)	704,618
Income taxes payable	(210,293)	(257,521)
Deferred revenue	(5,062)	(15,793)
	256,054	(224,453)
	1,463,441	1,016,911
Cash flows from investing activities		
Purchase of property and equipment	(69,883)	(139,281)
Cash flows from financing activities		
Increase (decrease) in customer deposits	522	(2,564)
Repayment of mortgage loans	-	(246,095)
	522	(248,659)
Increase in cash and cash equivalents	1,394,080	628,971
Cash and cash equivalents - Beginning of year	2,164,124	1,535,153
Cash and cash equivalents - End of year	3,558,204	2,164,124
Supplementary cash flow information		
Interest paid	20,352	21,085
Interest received	66,819	13,265
Taxes paid	797,905	865,000

1 Nature of operations

Advent Wireless Inc. (the company), is an independent specialty retailer of cellular and wireless products, services and accessories, with 18 stores in Canada (12 in Toronto and 6 in Vancouver).

2 Significant accounting policies

Basis of presentation

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, Am-Call Wireless Inc. and have been prepared in accordance with Canadian generally accepted accounting principles.

Revenue recognition

The company earns revenue from several sources. The principal sources of revenue to the company and recognition of these revenues for financial statement purposes are as follows:

a) Sales of cellular phones, pagers, and related products are recognized when goods are sold to customers, which is usually at the point of sale through one of its retail stores.

b) Monthly commission revenue in connection with cellular phones activation is recorded in the month in which services are provided.

c) Pager and airtime rental is recognized as revenue when services are provided.

Inventories

Inventories are valued at the lower of cost and net realizable value.

Property and equipment

Property and equipment are stated at cost. Amortization is provided at the following annual rates:

Building	4% declining balance
Computer hardware	30% declining balance
Signs, furniture, fixtures and equipment	20% declining balance
Leasehold improvements	straight-line over terms of leases

Management reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by management comparing the carrying amount to the estimated future net cash flows the assets are expected to generate. Where the carrying value exceeds estimated net cash flows, the assets are written down to fair value.

The paging services operating system is used for paging and cellular phone customers in the areas of operator assistance, secretarial, answering, customer billing and recording functions. The cost of the system consists of computer hardware, software, development and staff training costs.

Intangible assets

Intangible assets with finite lives acquired in a business acquisition or other transaction are amortized on a straight-line basis over their estimated useful lives as follows:

Non-competition agreements	3 years
Customer contracts and related customer relationships	5 years

Management reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by management comparing the carrying amount to the estimated future net cash flows the assets are expected to generate. Where the carrying value exceeds the estimated net cash flows the assets are written down to fair value.

Deferred revenue

Deferred revenue represents payments received in advance from customers for pager rentals and monthly air-time charges.

Customer deposits

Customer deposits represent security deposits for rental pagers to be refunded to customers upon the termination of rental contracts. Such deposits are not likely to be refunded within the next 12 months in the normal course of business.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Cash and cash equivalents

Cash and cash equivalents consist of cash in bank, bank lines of credit and highly liquid securities with maturities of 90 days or less from the date of purchase, which are an integral part of the company's cash management.

Stock-based compensation plans

The company has a stock-based compensation plan as described in note 5. The company accounts for stock option grants under these plans using the fair value method of accounting for stock-based compensation. Accordingly, the company measures the fair value of stock option grants and records that fair value as compensation expense over the vesting period of those grants, and an equal amount is recorded in contributed surplus. Upon exercise of stock option, the amount of compensation expense previously recorded in contributed surplus is moved to share capital.

Income taxes

Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising from the acquisitions of assets or business may result in future income tax liabilities or assets.

3 Property and equipment

			2006
	Cost $	Accumulated amortization $	Net $
Land	718,860	-	718,860
Building	1,085,287	263,001	822,286
Leasehold improvements	558,317	409,721	148,596
Furniture, fixtures and equipment	146,501	130,177	16,324
Computer hardware	149,371	107,293	42,078
Signs	81,336	57,330	24,006
	2,739,672	967,522	1,772,150

			2005
	Cost $	Accumulated amortization $	Net $
Land	718,860	-	718,860
Building	1,081,187	228,739	852,448
Leasehold improvements	516,112	301,946	214,166
Furniture, fixtures and equipment	143,309	126,634	16,675
Computer hardware	137,024	91,550	45,474
Signs	78,624	52,114	26,510
	2,675,116	800,983	1,874,133

4 Intangible assets

			2006
	Cost $	Accumulated amortization $	Net $
Non-competition agreements	300,000	300,000	-
Customer contracts and related customer relationships	133,819	101,043	32,776
	433,819	401,043	32,776

			2005
	Cost $	Accumulated amortization $	Net $
Non-competition agreements	300,000	216,666	83,334
Customer contracts and related customer relationships	133,819	66,134	67,685
	433,819	282,800	151,019

5 Capital stock

Authorized
100,000,000 common shares without par value

Issued and outstanding

	Number of shares	Amount $
Balance - December 31, 2004, 2005 and 2006	11,105,519	3,791,160

Contributed surplus

	Amount $
Balance - December 31, 2004	569,137
Stock-based compensation on share options issued to employees under the fair value method	322,550
Balance - December 31, 2005 and 2006	891,687

Stock options

The company had a stock option plan (the "Plan") that was approved by the company's shareholders on May 24, 2006. It allows the company to grant up to 10% of the issued and outstanding common shares at the time of the grant. Under the Plan, a total of 1,110,551 common shares has been reserved for the grant of options.

On November 25, 2005, the company issued 1,000,000 stock options to certain directors, officers and employees of the company at an exercise price of $0.26 per share. These options vested immediately and expire on May 31, 2008.

A summary of the company's stock option plan as at December 31, 2006 and 2005 and changes during the years ended on the dates is presented below:

	Options (000's)	Weighted average exercise price $
Outstanding - December 31, 2004 (1,000,000 options exercisable)	1,000	0.51
Granted	1,000	0.26
Exercised	-	-
Expired	(1,000)	0.51
Outstanding - December 31, 2005 and 2006 (1,000,000 options exercisable)	1,000	0.26

No stock options were granted in 2006. The fair value of the 1,000,000 stock options granted in 2005 was $322,550. The fair value of these options was determined using a Black-Scholes option pricing model, using the following assumptions:

	2005
Risk-free interest rate	2.63%
Dividend yield	Nil%
Expected life	1-1/2 year
Volatility	195%

6 Earnings per share

	2006 $	2005 $
Net earnings applicable to common shares	944,580	653,767
Weighted average number of common shares outstanding	11,105,519	11,105,519
Effect of dilutive stock options	1,000,000	1,000,000
Weighted average number of diluted common shares outstanding	12,105,519	12,105,519
Basic earnings per share	0.085	0.059
Diluted earnings per share	0.078	0.054

7 Income taxes

a) Income tax rate reconciliation:

The effective income tax rate differs from the statutory rate that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to earnings before taxes. These differences result from the following items:

	2006	2005
Combined Canadian basic federal and provincial income tax rate	35.67%	35.99%
	$	$
Income tax provision at statutory rate	535,614	442,593
Increase (decrease) resulting from:		
Income tax expense (recovery) at statutory rate		
Permanent differences	14,280	135,276
Other	7,106	(1,869)
Provision for income taxes	557,000	576,000

b) Significant components of the company's future income tax assets are as follows:

	2006 $	2005 $
Property and equipment	53,900	82,600
Intangible assets	104,000	48,000
	157,900	130,600
As reported in the balance sheet:		
Non-current future income tax asset	157,900	130,600

Future income tax assets are evaluated and if realization is not considered more likely than not a valuation allowance is provided.

8 Commitments

The company has entered into leases for 15 retail and office premises that expire between 2006 and 2015. Minimum lease payments are as follows:

	$
2007	355,176
2008	301,592
2009	172,271
2010	126,972
2011 and thereafter	145,340
	1,101,351

The company has an operating line of credit of $300,000 guaranteed by a general security agreement and an assignment of books debts, inventory and fire insurance proceeds, bearing interest at prime rate plus 1.5%. No amount has been drawn under this line of credit at December 31, 2006 (2005 - $nil).

In 2005, the company also secured a second operating line of credit for $250,000, guaranteed by real property and bearing interest at prime rate plus 0.75%. There was no utilization of this line of credit as at December 31, 2006.

The company has entered into purchase agreements for certain real properties during 2005. These agreements require payments of $365,064 in 2007. At December 31, 2006, $111,300 had been paid as deposits on these properties.

9 Financial instruments

Fair values of financial assets and liabilities

In management's opinion, the book values of financial assets and liabilities approximate the fair values of these instruments. Short-term financial instruments are valued at their carrying amounts included in the balance sheet, which are reasonable estimates of fair values due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income taxes payable.

Interest rate risk exposure

All of the company's financial assets and liabilities are non-interest bearing except cash and cash equivalents, which bear a floating interest rate, and the operating line of credit, which bears interest as described in note 8.

Credit risk and economic dependence

For the years ended December 31, 2006 and 2005, the company earned a significant portion of its revenue from Rogers Wireless. The company's exposure to credit risk is limited to the carrying value of its accounts receivable. As at December 31, 2006, approximately 99% (2005 - 99%) of the accounts receivable balance and 46% (2005 - 46%) of revenues for the years then ended were derived as commissions revenue from Rogers Wireless, a subsidiary of Rogers Communications Inc.

10 Related party transactions

During the year ended December 31, 2006, rent amounting to $6,000 (2005 - $6,000) was paid to a director of the company. The amounts have been paid in the normal course of business and determined based on other similar arrangement with unrelated parties.

OVERALL PERFORMANCE

After two years of double digit growth in revenue in 2004 and 2005, the Company did not experience the same rate of growth in 2006, as revenue increased by only 0.5%, or $74,942 for the year.

This slow down of revenue growth is a result of a decrease in new customer acquisitions for the year. As the Canadian cellular phone market matures and the rate of penetration is now at over 50% of the population, it is the general industry view that the days of double digit growth are behind us, and that the market will continue to grow but at a slower pace in the upcoming years.

The slow down is more apparent in major cities like Toronto and Vancouver where the Company's stores are located. It is also more apparent in the ethnic Asian markets in Toronto and Vancouver where the Company has its strongest presence, as these markets have traditionally enjoyed a higher than average penetration rate than the general market.

The emergence of "FIDO" as a Rogers sub-brand also had an impact on the Company's new customer acquisitions, especially in the Vancouver market where FIDO dealers have a significant presence. This impact was the biggest in the third and fourth quarter of 2006 when FIDO launched very aggressive campaigns during the "back to school" and the "Christmas holiday" season.

The Company added 21,325 new subscribers in 2006, which is 2,895 fewer than in 2005, a decrease of 12%.

The Company's subscriber base, however, continued to grow in 2006, registering an increase of 14% from 76,718 as at December 31, 2005 to 87,348 as at December 31, 2006.

Renewal activities also continued to increase from 2005's 9,658 to 2006's 11,451, an increase of 19%. Besides new customer acquisitions, renewal activities also generate additional revenue and at the same time stabilize the Company's subscriber base.

ADVENT WIRELESS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis (MD&A) of Advent Wireless Inc. ("Advent" or "the Company") is effective April 20, 2007 and should be read in conjunction with the Company's audited consolidated financial statements and the accompanying notes for the year ended December 31, 2006, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All financial information is expressed in Canadian dollars, unless otherwise stated. Additional information, including the Company's Annual Information Form ("AIF"), can be obtained from the System for Electronic Document Analysis and Retrieval ("SEDAR") on the internet at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements that are made based on management's judgment and expectations, but are inherently subject to risks and uncertainties beyond management and the Corporation's control. Forward-looking statements typically contain words such as "believes", "anticipates", "could", "continues", "will", "would", "intends", "expects", "plans", "estimates" or similar expressions suggesting future outcome or events. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. These risks and uncertainties include economic conditions, market fluctuations, interest rate, regulatory change and competitive developments. As such, the Company's actual results may differ materially from those anticipated in the forward-looking statements.

OVERVIEW

Advent Wireless Inc., through its wholly owned subsidiary Am-Call Wireless Inc. ("Am Call"), is an independent specialty retailer of personal wireless and wired communications products and services. Am Call is an authorized dealer of Rogers Communications Inc. ("Rogers") and carries the full line of Rogers products and services including voice, data, hi-speed internet, cable television and home phone. The Company operates in the two Provinces of Ontario and British Columbia and as at December 31, 2006, has a total of 18 stores, of which 12 are in Toronto, Ontario and 6 are in Vancouver, British Columbia.

The company continued to carry the full line up of Rogers products and services, including hi-speed internet, cable TV and home phone. Following its initial launch in Ontario in 2005, Rogers launched Home Phone service in B.C. in 2006. Rogers also launched a portable hi-speed internet service in both Ontario and B.C. during 2006. The Company has and will put more focus and resources into promoting these products and services as they become an integral part of our overall product mix.

In the second quarter of 2006, the Company opened one new store in Toronto, Ontario, bringing the total number of stores in Ontario to twelve.

In 2006, the Company also relocated two of its mall Kiosks in Ontario to new locations within the same malls in an effort to enhance their competitiveness. Both kiosks are located in high traffic, mixed ethnic communities and the Company believes these new locations will put them in a better strategic position to compete for and service customers.

SELECTED ANNUAL INFORMATION

	Dec-06	Dec-05	Dec-04
Revenue	16,614,465	16,539,523	14,767,090
Earnings before income taxes	1,501,580	1,229,767	813,072
Income Tax expense	557,000	576,000	511,491
Net earnings	944,580	653,767	301,581
Assets	8,093,061	7,482,641	6,323,678
Liabilities	3,243,970	3,578,130	3,395,484
Basic earnings per share	0.09	0.06	0.03
Diluted earnings per share	0.08	0.05	0.03

Revenues have increased over the past three years, although 2006's increase was at a much lower rate. This was caused by a decrease in new customer acquisitions, but mitigated by the continued increase in subscriber base and renewal activities.

In 2006, the Company did not incur any stock-based compensation expense as no new stock options were granted during the year. In 2005, when stock options were granted, an amount equal to $322,550 was recorded as stock-based compensation expense.

As a result, earnings before income taxes and net earnings increased by $271,813 and $290,813 respectively.

Although both accounts receivables and inventories decreased, the increase in cash and cash equivalents caused total assets to increase by a net of $610,420 to $8,093,061 as at December 31, 2006.

The decrease in accounts receivable was the result of a smaller Rogers receivable in 2006 compared to 2005. The decrease in inventories was a result of the Company's ability to better mange phone inventory level.

RESULTS OF OPERATIONS

Revenue was $16,614,465 for the year ended December 31, 2006, a 0.5% increase over $16,539,523 in 2005.

The small revenue growth in 2006 was due to a number of factors. Higher market saturation has caused the cellular phone industry as a whole to grow at a slower pace. The Company was not able to maintain the rate of new customer acquisitions in 2006 as in 2005, resulting in a drop in new customer acquisitions of 12%, negatively effecting both commission and phone sales revenue.

The Company's subscriber base grew by 14% year over year, improving commission revenue. Furthermore, the activity of renewing existing subscribers onto new term contracts grew 19% year over year, further generating additional commission and phone sales revenue.

Gross profit margin for the year 2006 was 37.63%, almost identical to the 37.48% in 2005. As the market further matures with a higher penetration rate, it is expected to be less elastic to change in price and thus the impact of lowering profit margin in order to increase market share will be less profound.

General & administration expenses increased to $3,884,019 compared to $3,700,702 in 2005, caused primary by the increase in rent expense of the new store opened in 2006, as well as an increase in salaries and wages. Even with the increase in the number of stores and personnel, the Company was still able to restrict the increase to less than 5%, a reflection of tight control measures implemented throughout the year.

Sales & marketing expenses decreased 14% to $507,600 for the current year, compared to $592,417 the previous year. This was caused by a reduction in advertising and promotion expenses, especially during the fourth quarter of 2006.

The Company did not grant any stock options in the year 2006, and thus no stock based compensation expense was recorded. This expense was $322,550 in 2005.

Amortization of property and equipment increased to $171,864 in 2006 compared to $162,738 last year. The increase was due to leasehold improvements on the new and relocated stores, as well as new computer hardware purchased in the year.

Amortization of intangible assets dropped to $118,243 from $134,909 in 2005. This was due to the decrease in amortization expense of the non-competition agreements, which were fully amortized during the year.

Bank charges and interest increased to $68,767 in 2006, compared to $56,655 in 2005. The increase was due to an increase in both credit card charges and overdraft interest incurred throughout the year.

Earnings before income taxes increased to $1,501,580 for the year 2006, compared with $1,229,767 in the year 2005.

After provision for income taxes, net earnings for the year increased to $944,580, compared with $653,767 in 2005.

Basic earnings per share improved to $0.09 in 2006 over 0.06 in 2005. On a diluted basis, earnings per share is $0.08 and $0.05 respectively over the same period of time.

SUMMARY OF CONSOLIDATED QUARTERLY RESULTS

	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06	Jun-06	Sep-06	Dec-06
Revenue	3,533,488	2,990,478	4,608,241	5,407,316	3,829,474	3,870,939	4,244,616	4,669,436
Gross Margin	39%	42%	37%	35%	27%	42%	40%	41%
Net earnings	223,667	117,921	372,606	(60,427)	68,930	254,566	344,514	276,570
Basic earnings per share	0.020	0.011	0.034	(0.005)	0.006	0.0229	0.031	0.025
Diluted earnings per share	0.020	0.011	0.034	(0.005)	0.006	0.0229	0.031	0.023

Historically, the Company's strongest quarters are the 3rd and 4th quarter, while the 1st quarter is generally the weakest quarter of the year. This pattern is tied closely to traditional consumer spending trends in this country.

In 2006, the Company was able to maintain revenue growth in the first two quarters of the year. The Company, however, could not maintain the same growth in the third and fourth quarters, registering a decrease of 8% and 14% respectively over the same quarters last year.

LIQUIDITY

The Company's cash and cash equivalents balance increased to $3,558,204 at December 31, 2006, compared to $2,164,124 at December 31, 2005, an increase of $1,394,080 or 64%. Working capital improved to $2,895,386 as at December 31, 2006, compared to $1,757,358 as at December 31, 2005, an increase of 65%.

During 2006, operating activities generated $1,463,441 in cash flow, compared to $1,016,911 generated in 2005. This increase was generated by net earnings for the year, decrease in the levels of accounts receivable and inventory, but offset by a decrease in accounts payable and accrued liabilities and income taxes payable.

The Company had no major investment activities in 2006 other than the leasehold improvements incurred on the new store opened in 2006.

The Company's internally generated cash flow and trade credit was sufficient to fund operations. As such the available credit facilities were sparingly used and had no outstanding balance as at December 31, 2006.

SUMMARY OF CONTRACTUAL OBLIGATIONS

The Company has entered into fifteen leases for its retail and office premises. These leases are normally 5 years with various expiry dates. The future minimum operating lease commitments are as follows:

Year	
2007	355,176
2008	301,592
2009	172,271
2010	126,972
2011 & thereafter	145,340

In June 2005, the Company entered into an Agreement of Purchase and Sale to acquire two units in a commercial condominium project known as "The Landmark Shopping Centre" in Toronto, Ontario. This proposed shopping centre has 300,000 sq.ft. of retail space and over 1500 parking spaces. The scheduled completion date is September 2007.

Purchase price of the two units combined is $445,200, payable as follows:

- 5% upon signing of agreement
- 15% 30 – 90 days following the signing of agreement
- 5% on June 1 2006
- 10% on the possession date
- Balance on the Closing date

As at December 31, 2006, 25% of the purchase price ($111,300) had been paid.

CAPITAL RESOURCES

The Company has two revolving lines of credit with two Canadian Chartered banks.

The first one is under Am-Call Wireless and has a limit of $300,000, guaranteed by the parent Company, a general security agreement and an assignment of book debts, inventory and fire insurance proceeds, bearing interest at prime rate plus 1.5%. There was no balance outstanding under this line of credit as at December 31, 2006.

The Company also has a second operating line of credit for $250,000, secured by mortgages and bearing interest at prime rate plus 0.75%. There was no balance outstanding under this line of credit as at December 31, 2006.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangement in place at December 31, 2006, other than the operating leases and the Agreement of Purchase and Sale referred to in the Summary of Contractual Obligations.

TRANSACTION WITH RELATED PARTIES

The Company paid rent amounting to $6,000 to a director of the Company during the year ended December 31, 2006 and 2005.

SUMMARY OF QUARTERLY RESULTS

Quarter ended December 31		
	2005	2006
Revenue	5,407,316	4,669,436
Earnings before income taxes	114,572	457,570
(Provision for) recovery of income taxes	(174,999)	(181,000)
Net earnings	(60,427)	276,570
Basic earnings per share	(0.005)	0.025
Diluted earnings per share	(0.005)	0.023

Total Revenue for the quarter ended December 31, 2006 were $4,669,436, a decrease of 14% from $5,407,316 for the same period in 2005.

The decrease in revenue was mostly related to the decrease in new customer acquisitions during the fourth quarter, which is also the busiest selling season of the year. New customer acquisitions dropped by 2,069 subscribers, or 27% compared to the same quarter in 2005.

The Company, however, was able to achieve a gross profit margin of 41%, compared with 35% in the fourth quarter of 2005. It was felt that given the market conditions at that time, there would not be an acceptable gain in market share to warrant a decrease in profit margin.

General & administration expenses increased by $39,604 during the quarter but was offset by a decrease in Sales & marketing expenses of $17,277. As a result, overall operating expenses increased by only $22,327, or 1.7%, during the quarter

In the fourth quarter of 2005, stock based compensation of $322,550 was expensed to account for stock options granted during the year to certain directors and employees. There were no stock options granted in 2006. As a result, earnings before income taxes increased to $461,208 for the quarter ended December 31, 2006, compared to $114,572 in the fourth quarter of 2005.

After provision for income taxes of $181,000, net earnings for the quarter was $276,570, compared to a loss of $60,427 in the fourth quarter of 2005.

PROPOSED TRANSACTIONS

The proposed purchase of the two commercial condominium units in Toronto has been discussed under "Summary of Contractual Obligations".

OUTSTANDING SHARE DATA

As at December 31, 2006, The Company had 11,105,519 common shares issued and outstanding. There are also 1,000,000 options outstanding as at December 31, 2006, which entitle the holders to purchase one common share of the Company at $0.26 per share. These options have an expiry date of May 31, 2008.

CHANGES IN ACCOUNTING POLICIES

The Canadian institute of Chartered Accountants (CICA) has released new accounting standards in April 2005: Section 3855 "Financial Instruments" – Recognition and measurement; Section 3865 "Hedges"; Section 1530 "Comprehensive income"; Section 3861 "Financial instruments – Disclosures and Presentation" and Section 3251 "Equity". These new accounting standards are effective for fiscal periods beginning on or after October 1, 2006.

These sections establish standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives, specify the criteria under which hedge accounting can be applied and how hedge accounting should be executed, and introduce a separate statement of comprehensive income for situations when certain gains or losses must be temporarily presented outside of net income.

The Company's operations did not require the use of derivative financial instruments such as swaps, futures or hedging contract. As such, management is of the opinion that if any restatement of comparative financial statements was required, its effect would be minor.

DISCLOSURE CONTROLS AND PROCEDURES INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company has reviewed and evaluated its disclosure controls and procedures as defined under Multilateral Instrument 52-109 for the year ended December 31, 2006. This review and evaluation was performed by the Chief Executive Officer, the Chief Financial Officer and other company personnel to the extent necessary.

Management has concluded that, as at December 31, 2006, the disclosure controls and procedures in place were effective.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

There have been no significant changes in accounting policies or estimates since the fiscal year end December 31, 2006. These accounting policies or estimates have been described in note 2 to the Consolidated Financial Statements in the Company's 2006 annual report, as well as in the accompanying MD&A.

FINANCIAL INSTRUMENTS

The Company's operations did not require the use of derivative financial instruments such as swaps, futures or hedging contracts, and the Company has no plans to use any of them in the foreseeable future.

RISK FACTORS

The Company is an authorized dealer of Rogers Communications Inc.. As such, we depend heavily on Rogers to provide a reliable network, innovative and competitive products and services, as well as marketing support. This has happened in the past and Management is confident that it will continue in the future.

The Company does not expose itself to high credit risk as only a small percentage of its sales are on credit terms. Although a significant percentage of its receivable is from Rogers Communications Inc., a significant percentage of its account payable is also to the same Company.

Other risk factors include intense competition in the wireless telecommunications industry, technological changes causing product obsolescence, changes in the regulatory environment and seasonality of the retail business. Management reviews all these risk factors regularly.

END